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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                    FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
   THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
     UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission File Number  333-32259

                 Chancellor Media Corporation of Los Angeles
        ------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


  433 East Las Colinas Blvd., Suite 1130, Irving, Texas  75039, (972) 869-9020
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


           12% Exchangeable Preferred Stock, Par Value $.01 Per Share
      12-1/4% Series A Senior Cumulative Exchangeable Preferred Stock,
                          Par Value $.01 Per Share
        ------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                    9-3/8% Senior Subordinated Notes due 2004
                    8-3/4% Senior Subordinated Notes due 2007
                   10-1/2% Senior Subordinated Notes due 2007
        ------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d)

                 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [ ]                    Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(1)(ii)     [ ]                    Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(i)      [ ]                    Rule 12h-3(b)(2)(ii)      [ ]
Rule 12g-4(a)(2)(ii)     [ ]                    Rule 15d-6                [ ]
Rule 12h-3(b)(1)(i)      [X]

 Approximate number of holders of record as of the certification or notice date:

                     12% Exchangeable Preferred Stock -- 75
     12-1/4% Series A Senior Cumulative Exchangeable Preferred Stock -- 75
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                 Pursuant to the requirements of the Securities Exchange Act of
1934, Chancellor Media Corporation of Los Angeles has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 2, 1998              By:   /s/ MATTHEW E. DEVINE
       -------------                 ------------------------------------------
                                     Matthew E. Devine, Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.